NO ACT

PG
12-14-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010644

February 17, 2010



Sharon P. Nixon
Securities Counsel
Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-17-2010

Re: The Coca-Cola Company
Incoming letter dated December 14, 2009

Dear Ms. Nixon:

This is in response to your letters dated December 14, 2009 and January 26, 2010 concerning the shareholder proposal submitted to Coca-Cola by Alice de V. Perry and Eleanor G. Hand. We also have received letters on behalf of Alice de V. Perry dated January 20, 2010 and January 29, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sanford Lewis
P.O. Box 231
Amherst, MA 01004-0231

Eleanor G. Hand

*** FISMA & OMB Memorandum M-07-16 ***

February 17, 2010

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: The Coca-Cola Company
Incoming letter dated December 14, 2009

The proposal requests that the company publish a report discussing policy options responsive to concerns regarding bottled water.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(7), as relating to Coca-Cola's ordinary business operations. In our view, the proposal focuses primarily on the product information disclosure the company should provide to customers regarding its bottled water products. Proposals that concern customer relations and decisions relating to product quality are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Rose A. Zukin
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

# SANFORD J. LEWIS, ATTORNEY

January 29, 2010

**Via email**

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to the Coca-Cola Company on The Bottled Water Issue submitted by Alice de V. Perry -- Supplemental Response

Ladies and Gentlemen:

Alice de V. Perry (the "Proponent") is the beneficial owner of common stock of The Coca-Cola Company (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to reply to the supplemental letter from the Company, dated January 26, 2010 confirming the Company's position of December 14, 2009, sent to the Securities and Exchange Commission by the Company. In that letter, the Company responds to our letter of January 20, 2009. A copy of this letter is being e-mailed concurrently to Sharon P. Nixon, Securities Counsel, The Coca-Cola Company.

**Summary**

The Company, in its supplemental letter, makes much of the idea that the resolution relates as much to consumer information as to energy and environment. Regardless of whether the resolution is "environmental" in the sense described by SLB 14C, the environment/health value proposition associated with bottled water has escalated to the level of a nonexcludable social controversy, with high level of media, legislative and public debate.

**Discussion**

**Regardless of whether it is characterized as an "environmental" issue or an "environment/health value" issue, the controversy addressed by the Proposal is a significant social policy issue facing the Company that transcends ordinary business.**

The company makes much of whether the current resolution falls within the category of environmental issues that can be a transcendent social policy issue, or whether it relates to a consumer protection issue. While Staff Legal Bulletin 14C referenced environmental issues specifically, ***any*** social controversy, regardless of whether it focuses on the environment, can be a significant social policy issue that transcends ordinary business and represents a nonexcludable issue. In the present instance, the consideration by policy makers and consumers of whether to continue consuming and purchasing bottled water is entrenched in a controversy that is woven

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

with environmental, health and value considerations. This might best be considered as a question of "environment/health value" of these products. The environmental issues are inseparable from consumer concerns as the core contention in media and policy circles is that it is not worthwhile to pay the higher cost of bottled water given both the environmental impacts and the lack of quality and health difference compared with tap water.

Regardless of whether a controversy of "environmental/health value" is characterized as the equivalent of an "environmental" issue, the bottled water issue has become the type of prominent social policy issue for which shareholders are entitled to bring resolutions. **See Appendix 1 for some examples of the prominent coverage in framing of this social controversy.**

The company also attempts to distinguish the *Tyson Foods* (December 15, 2009) reconsideration by attempting to assert that the developments which elevated that issue to a significant social controversy are not present in the case of bottled water. The Staff specifically mentioned market restrictions and legislation as two developments that help to make that issue a significant social policy issue. As noted in our first letter, there is a groundswell of activity at state and local levels to curtail purchases of bottled water due to a perception of lack of "environment/health value," high-profile congressional hearings, and federal legislation pending. The Company's mischaracterization of these issues as occurring at low level is not a fair reflection of the breadth and visibility of the social controversy facing bottled water. As noted in our first letter, these issues have escalated through commitments of mayors, federal legislators, nonprofit organizations and high visibility media into a full-blown social policy controversy which is no longer excludable under Rule 14a-8(i)(7).

Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Alice de V. Perry
Sharon P. Nixon, Securities Counsel, The Coca-Cola Company

*The Coca-Cola Company*

Sharon P. Nixon
Securities Counsel
Office of the Secretary
Email: snixon@na.ko.com

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2973
Fax: (404) 598-2973

**Rule 14a-8(i)(7)**

January 26, 2010

*VIA EMAIL (shareholderproposals@sec.gov)*

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: The Coca-Cola Company – Notice of Intent to Omit from Proxy Materials Shareholder Proposal Submitted by Alice de V. Perry and Eleanor G. Hand**

Ladies and Gentlemen:

The Coca-Cola Company, a Delaware corporation (the "Company"), is in receipt of the letter dated January 20, 2010 ("Proponent Response Letter"), submitted to the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by Sanford J. Lewis, Attorney at Law ("Proponent's Counsel"), on behalf of Alice de V. Perry (the "Proponent") asserting that the shareholder proposal (the "Proposal") of the Proponent and Eleanor G. Hand (collectively, the "Proponents") may not be excluded from the Company's proxy materials for its 2010 Annual Meeting of Shareowners (the "2010 Proxy Materials") pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This letter is submitted to the Staff to confirm our position, as set forth in our letter dated December 14, 2009 ("Company Original Letter") to the Staff, that the Proposal is excludable from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7) under the Exchange Act. For brevity sake, we do not restate the text of the Proposal herein and instead refer the Staff to Exhibit 1 to the Company Original Letter.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter is being emailed to the Staff at shareholderproposals@sec.gov. A copy of this letter is being sent simultaneously to the Proponents and the Proponents' representatives and Proponent's Counsel.

**The Proposal Does Not Raise a Significant Social Policy Issue That Transcends Ordinary Business**

The Commission stated in Exchange Act Release No. 34-40018 (May 21, 1998) that proposals that relate to ordinary business matters "but ***focusing on sufficiently significant social policy issues*** (e.g., significant discrimination matters) generally would not be considered to be excludable" from a company's proxy statement under Rule 14a-8(i)(7) as concerning ordinary business matters . The rationale for this position is that such proposals would transcend the day-to-day business matters and ***raise policy issues so significant*** that it would be appropriate for a shareholder vote."

The Proposal does not focus on ***sufficiently significant social policy issues nor does it raise policy issues so significant*** that it would be appropriate for a shareowner vote. Instead, the Proposal and the

Proponents' primary concern is that the content and source of our bottled water should be disclosed to consumers in greater detail. The Staff has previously agreed that these concerns are a matter of ordinary business. See *The Coca-Cola Company* (January 21, 2009; reconsideration denied, April 21, 2009).

**I. The Proposal does not focus on the Company minimizing or eliminating operations that may adversely affect the environment or the public's health.**

While it is true that the Staff has noted that it did not concur with the exclusion of a proposal pursuant to Rule 14a-8(i)(7) "[t]o the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health" (See Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C")), the Proposal in the instant case does not fall into either of those categories. The Staff noted in SLB 14C that, in determining whether the proposal involves a matter of significant social policy, the Staff considers "both the proposal and the supporting statement as a whole." The Proposal asks the Company to prepare a report on "options of providing additional information to consumers or further modifying the production, delivery or sale of bottled water products so as to minimize environmental and energy impacts." There are seven supporting statements to the Proposal, which are identified by bullet points. Five of the seven statements focus on additional product information disclosure – namely, additional product labeling, quality testing and water source disclosure. The remaining two supporting statements cite to articles addressing the New York City Council's decision to stop purchasing bottled water without providing the basis for the decision and addressing a restaurant in Los Angeles that decided not to serve bottled water for environmental reasons. Other than the reference to that restaurant, the only other times the environment is mentioned in the Proposal are the reference to a study that indicates more energy is used in the bottled water production than for tap water and when the Proponent acknowledges that the Company "has reduced the weight of Dasani brand water bottles and has taken other steps to reduce energy use . . ." See Proponent Response Letter at pages 2 – 3. Looking at the Proposal and the supporting statement as a whole, quite clearly, the focus of the Proposal is additional disclosure to consumers regarding the content and source of our bottled water and not on adverse environmental or public health concerns.

The Proponent argues that the Proposal "follows this model" – the model in SLB 14C regarding the "company minimizing or eliminating operations that may adversely affect the environment or the public's health", therefore it should not be excludable. See Proponent Response Letter at page 5. This argument is without merit. The Proposal must do more than "follow this model" in order to avoid exclusion under Rule 14a-8(i)(7). The Proposal and supporting statement taken as a whole must actually focus on adverse environmental or health concerns, which they do not. The Proposal and supporting statement cannot use "environmental" buzz words in an attempt to try to fall within the framework of this exclusion under SLB 14C. It cannot be mere form over substance as in the present case, where the word "environmental" is used, but the Proposal and supporting statement taken as a whole do not focus on adverse environmental or public health concerns.

Lastly, the no-action letters cited by the Proponent are not applicable to the Proposal. See Proponent Response Letter at page 5. The Proposal is not at all like the resolutions in those letters. The resolutions and supporting statements in those letters focused on adverse environmental or public health concerns, and the Proposal does not. Those letters focused on human blood testing for chemicals, climate change resulting from products, chemicals in products or the manufacturing process that could cause harm to the public, genetically engineered organisms, remediation of contaminated sites, danger from catastrophic chemical release and greenhouse gas emissions. Conversely, the Proposal focuses on additional disclosure regarding the content and source of our bottled water.

**II. Tyson Foods, Inc. Reconsideration – additional Staff guidance regarding significant social policy exclusion is not applicable to the Proposal.**

In *Tyson Foods, Inc.* (November 25, 2009), the Staff permitted the exclusion of a proposal requesting the company to adopt policies regarding the use of antibiotics in its hog operations. The proponent requested reconsideration and the Staff granted it on December 15, 2009. See *Tyson Foods, Inc.* (December 15, 2009) ("Tyson Reconsideration"). Upon reconsideration the Staff was unable to concur with Tyson's view that it could exclude the proposal under Rule 14a-8(i)(7) as a matter relating to the company's ordinary business operations. The Staff reversed its prior decision indicating that Tyson had a basis for exclusion of the proposal under Rule 14a-8(i)(7) because it determined that the subject matter of the proposal <u>now</u> raised a significant social policy issue that transcended day-to-day business operations. The Proponent mischaracterizes and oversimplifies the Staff's analysis regarding what constitutes a significant social policy issue that transcends day-to-day business operations by stating that the analysis hinges on (a) emerging restrictions on markets and (b) a legislative proposal pending in Congress. See Proponent's Response Letter at page 13. Surely, it can't be enough to merely have proposed legislation pending in Congress in order to elevate an issue to a significant social policy issue - particularly in light of the fact that hundreds of bills are introduced in Congress each year and never make it off the floor. As is the case with other analyses conducted by the Staff, the substance of the legislation – and not just the fact that legislation exists – is critical to the significant social policy issue analysis.

In looking at the specific reasons listed in Tyson Reconsideration in support of the Staff's determination that the proposal now raised a significant social policy issue, the Staff pointed to (1) the widespread public debate concerning antimicrobial resistance, (2) increasing recognition that the use of antibiotics in raising livestock raises significant policy issues, (3) legislation from the European Union <u>banning</u> the use of most antibiotics as feed additives and (4) recently introduced legislation in the United States Congress <u>to prohibit the non-therapeutic use of antibiotics in animals</u> absent certain safety findings relating to antimicrobial resistance. In short, the Staff determined that the proposal in Tyson Reconsideration raised significant adverse health concerns that transcend day-to-day business operations and was therefore not excludable under Rule 14a-8(i)(7).

The Proposal is distinguishable from Tyson Reconsideration on several grounds. Primarily, the Proposal focuses on additional disclosure regarding product contents, source and additional product labeling and not significant adverse health concerns like the proposal in Tyson Reconsideration. Even if we were to assume, as the Proponent would like, that the focus of the Proposal is on the comparison of the environmental, energy and quality implications of bottled water verses tap water, this is not a significant social policy issue. None of the four factors is applicable. While there may be a debate among some regarding bottled water versus tap water, there is no "widespread public debate", nor is there increasing recognition that the comparison of the environmental, energy and quality implications of bottled water versus tap water raises a significant social policy issue. The Proponent's example of Google News searches examining the words "environment" and "bottled water" is misleading in that such a search does not speak to the content of the articles or quality of the sources of the articles and does not establish a "widespread public debate". Moreover, the fact that all of the blogs and data cited by the Proponent in support of this proposition are from 2008 or pre-2008 does not establish an "increasing recognition" that bottled water versus tap water raises significant social policy issues. Lastly, the proposed U.S. federal legislation cited by the Proponent does not focus on banning bottled water due to environmental or public health concerns, like in Tyson Reconsideration. Instead, this pending legislation raised by the Proponent focuses on additional disclosure regarding product contents and additional product labeling disclosure. See Proponent's Response Letter at page 9. Also, the fact that four out of fifty states in the United

States "are considering or have taken steps" to reduce state spending on bottled water does not elevate the issue to that of a significant social policy issue.

For the foregoing reasons, and the reasons set forth in the Company Original Letter, it is our view that the Company may exclude the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(7).

**Conclusion**

For the reasons set forth above, the Company hereby respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the 2010 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to issuance of the Staff's response.

Should the Staff have any questions regarding this matter, please feel free to call me at (404) 676-2973.

Sincerely,



Sharon P. Nixon
Securities Counsel

cc: Alice de V. Perry
Mark Hays, Corporate Accountability International
Eleanor G. Hand
Rian Fried, Clean Yield Asset Management
Gloria K. Bowden
Carol C. Hayes
Mark E. Preisinger

# SANFORD J. LEWIS, ATTORNEY



January 20, 2010

**Via email and overnight mail**

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to the Coca-Cola Company on The Bottled Water Issue submitted by Alice de V. Perry

Ladies and Gentlemen:
Alice de V. Perry (the "Proponent") is the beneficial owner of common stock of The Coca-Cola Company. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated December 14, 2009, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2010 proxy statement in reliance on Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as Rule 14a-8(i)(7), it is my opinion that the Proposal must be included in the Company's 2010 proxy materials and that it is not excludable by virtue of that Rule.

A copy of this letter is being e-mailed concurrently to Sharon P. Nixon, Securities Counsel, The Coca-Cola Company.

## Summary

The shareholder proposal requests the company to issue a report discussing policy options to respond to the explosion of public concerns regarding the contrasting quality, environmental and energy implications of bottled versus tap water.

These issues have reached a level of public concern and controversy that renders this a significant social policy issue that transcends ordinary business. For instance, as a result of concerns that bottled water results in more pollution, higher energy consumption in greenhouse gas emissions and potentially little quality difference despite much higher costs compared with tap water, several state and local governments have established policies to curtail purchases of bottled water. Additional environmental concerns are causing States to propose taxes on water bottling operations. Proposed federal legislation, and ongoing congressional investigations, are targeting the lack of effective labeling of bottled water and misleading impressions to consumers regarding quality compared with tap water.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

The issue also appears to have potentially serious implications for the company's business, reputation and markets. In addition, the resolution does not micromanage the company's business, but instead asks for a report to discuss policy options responding to these public concerns.

**The Proposal**

For convenience of Staff review the full resolution is included below:

**The Bottled Water Issue**

Whereas, the relative quality and social, energy, and environmental impacts of bottled water in comparison to tap water have become a major public issue;

- A June 20, 2008 *New York Times* article "Bottles Bottles Everywhere, Amid the Drops We Drink" notes that a New York City Council decision to stop purchasing bottled water was "part of a nationwide movement against the growth in consumption of bottled water."
- A September 10, 2008 *Los Angeles Times* article "Grace Restaurant to Stop Serving Bottled Water" noted that, "The environmental cost of bottled water is becoming an increasingly hot-button issue as the race for the White House pivots around renewable energy versus off-shore drilling."

These concerns have spurred action by public policy makers and other industry players:

- On July 10, 2009, the U.S. House Subcommittee on Oversight and Investigation, part of the House Energy and Commerce Committee, convened a hearing on gaps in government oversight and industry practices regarding product labeling and quality testing disclosure for bottled water products;
- At this hearing, a focal point was a Government Accountability Office (GAO) study requested by Congress which found that "the information provided to consumers by bottlers [about bottled water quality testing and sourcing] is less than what EPA requires of public water systems," and that "consumers may benefit from such additional information";
- In conjunction with this hearing, members of Congress escalated this inquiry by contacting major U.S. water bottlers, including our Company, formally requesting information regarding water quality controls, breaches in water quality and the names and locations of each company's water sources;
- An October 17, 2008 *New York Times* editorial "Water and What Else" stated that public water supplies' water quality reports "are not always as helpful as they should be...but at least they are readily available, and the same details should be publicly available for bottled water...for the extra cost and the promise of added purity...consumers should be able to see certified data that prove it";
- Coca-Cola's major competitors, Pepsi and Nestle, have changed the labels of tap-water-based brands Aquafina and Pure Life to clearly indicate at the point of sale that their water is sourced from public water utilities, while Coca-Cola has failed to take similar action;

Although the company has reduced the weight of Dasani brand water bottles and has taken other steps to reduce energy use, studies show bottled water consumes much more energy than tap water. A 2009 study published in *Environmental Research Letters* found that bottled water uses as much as 2000 times the energy of tap water;

**Resolved:**
Shareholders ask the company to publish a report, at reasonable expense and excluding proprietary information, discussing policy options to respond to the public concerns described above regarding bottled water, including, but not limited to, the options of providing additional information to consumers, or further modifying the production, delivery or sale of bottled water products so as to minimize environmental and energy impacts.

## Analysis

**1. The Proposal raises significant social policy issues facing the Company and therefore transcends ordinary business.**

The Company asserts that the resolution is excludable because its subject matter relates to the Company's ordinary business operations. However, because the resolution relates to substantial social policy issues facing the Company, the Proposal transcends excludable ordinary business under Rule 14a-8(i)(7).

The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The second consideration comes into play when a proposal involves "methods for implementing complex policies." *Id.*

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". *Id.* at 426. Interpreting that standard, the Court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id.* at 427.

Thus, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart*

*Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

The SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" exclusion determinations would hinge on two factors:

Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).

"Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." *Id.* However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." *Id.*

The SEC has also made it clear that under the Rule "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added). Rule 14a-8(g). In the present case, the company has not met this burden.

**a. The subject matter of the present proposal is a non-excludable social policy issue.**

Recent staff bulletins have built upon prior releases to reinforce the notion that resolutions focusing on minimizing environmental damage, as in the present resolution, are not excludable, because they address a significant social policy issue. **In Staff Legal Bulletin 14C, the staff noted that it would not find to be excludable resolutions relating to reducing the environmental impacts of the Company's operations.** The bulletin noted:

> ...To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).[1]

[1] The first sentence of that paragraph was the discussion of "risk evaluation":

The current resolution follows this model. In fact, in Staff Legal Bulletin 14C, Staff used as a reference for a nonexcludable resolution *Exxon Mobil* (Mar. 18, 2005), in which the proposal sought a report on the **potential environmental damage that would result from drilling for oil and gas in protected areas and the implications of a policy of refraining from drilling in those areas**. As the Staff described it, this was permissible because it focused "on the company minimizing or eliminating operations that may adversely affect the environment."

There are many other examples of resolutions addressing the environmental impacts associated with company operations which have been found permissible, and not excludable as relating to ordinary business. Numerous resolutions have addressed similarly complex environmental issues at many companies without being found to be excludable. As will be discussed further below in favorable staff precedents include *The Dow Chemical Company* (February 23, 2005) (assessment of how trends in human blood testing for chemicals may affect the company, and of how company policies will respond including phaseout plans and safer alternatives); *Pulte Homes Inc.* (February 11, 2008) (policies to minimize its impact on climate change from its products and operations); *Avon Products, Inc.* (March 3, 2003) (evaluating the feasibility of removing, or substituting with safer alternatives, all parabens used in company products); *Union Camp Corporation* (February 12, 1996) (schedule for the total phaseout of processes involving the use of organochlorines in its pulp and paper manufacturing processes); *Great Lakes Chemical Corporation* (March 24, 1992) (policy to immediately end its production and sale of halons); *The Dow Chemical Company* (February 28, 2005) ( report on procedures related to potential adverse impacts associated with genetically engineered organisms including assessment of post-marketing monitoring systems, plans for removing GE seed from the ecosystem if necessary, and assessment of risk management systems); *The Dow Chemical Company* (March 7, 2003) (summarizing plans to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins but); *E.I. du Pont de Nemours and Company* (February 24, 2006) (a report on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities).

In addition, many of the recent environmental proposals found to transcend ordinary business relate to greenhouse gas emissions, for instance: *Exxon Mobil Corp.* (March 23, 2007) (adopt quantitative goals for reducing greenhouse gas emissions; *Exxon Mobil Corp.* (March 12, 2007)

---

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

This has since been reversed by the recent Staff Legal Bulletin 14E, which clarified that shareholders many also ask about disclosure of the financial risks, provided that the subject matter of the resolution itself relates to a "significant social policy issue."

(request for policy to increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025; *General Electric Co.* (January 31, 2007) (report on global warming); and *Ford Motor Co.* (March 6, 2006) (annual report on global warming and cooling).

> **b. The subject matter of the resolution, a cluster of issues on the contrasting environmental, energy and quality implications of bottled water vs. tap water, constitute a significant social policy issue.**

**Public backlash against the high cost, energy expenditure and environmental impact of bottled water has been growing, and demand for bottled water products has been declining.**

**Quality differential.** In March 2008 Goldman Sachs released a report, "The Essentials of Investing in the Water Sector," that included a positive forecast for the water industry generally but predicted a "backlash against bottled water," due in part to a growing realization amongst consumer that a standard bottle of water can cost 4,000 times the same volume of municipal tap water "with little to no actual quality difference."[2] Subsequent NGO studies have helped to bolster this consumer impression, such the October 2008 study by the Environmental Working Group which found that ten unnamed national brands of bottled water contained traces of contaminants at levels comparable to tap water. This study received national press coverage[3] and has spurred some policy makers to further the calls for increased regulation of bottled water.

**Energy differential.** "Energy implications of bottled water" by Peter H. Gleick and Heather Cooley, the first peer-reviewed analysis of its kind, finds that bottled water is up to 2000 times more energy-intensive than tap water. Similarly, bottled water that requires long-distance transport is far more energy-intensive than bottled water produced and distributed locally."[4]

> "...the institute estimated that the total energy required to bring a typical 1-liter PET bottle of water weighing about 38 grams to the consumer in Los Angeles would typically range from about 5.8 to about 10.2 megajoules per liter, or about 1,100 to 2,000 times the energy cost of producing tap water (about 0.005 megajoules per liter).31 [5]

---

[2] "Area's tide could turn on water technology" Milwaukee Journal-Sentinel April 3, 2008 <http://www.jsonline.com/business/29557894.html>
"Transition to Green: Leading the way to a healthy environment, a green economy and a sustainable future" November 2008. Section 7, page 12 <http://www.saveourenvironment.org/assets/transition-to-green-full-report.pdf>
[3] "Some bottled water toxicity shown to exceed law" The San Francisco Chronicle October 15, 2008 <http://www.sfgate.com/cgi-bin/article.cgi?f=/c/a/2008/10/15/MNGV13H0L4.DTL>
[4] "The Energy Implications of Bottled Water" Pacific Institute February 2009 <http://www.pacinst.org/reports/bottled_water/index.htm>
[5] "Safety and Consumer Protections Are Often Less Stringent Than Comparable EPA Protections for Tap Water" United States Government Accountability Office pg. 26

**Consumer right to know.** In November 2008, nearly 30 environmental, science and conservation regroups – representing millions of Americans – presented their top policy recommendations on key environmental and public health issues to President-elect Barack Obama's transition team, in a report entitled "Transition to Green." Of their three top recommendations for the incoming leadership of the U.S. Food and Drug Administration, the second was a call to ensure the safety and quality of bottled water for consumers by establishing broader right-to-know regulations for consumers and by expanding the jurisdiction of the FDA in order to regulate all bottled water, even those products bottled and sold in the same state. [6]

**Media Coverage**

Examination of media coverage shows a continual growth in coverage of "bottled water" and "the environment" over the last decade. For instance, a Google News search examining coverage of containing these two words in articles over the last decade illustrates the explosion of this issue.

| Years | Number of Results |
|---|---|
| 2000-2001 | 2350 |
| 2002-2003 | 3230 |
| 2004-2005 | 4310 |
| 2006-2007 | 6510 |
| 2008-2009 | 7620 |


Google News Search Results for "Bottled Water" and "Environment"
8000
7000
6000
5000
4000
3000
2000
1000
0
2000-2001
2002-2003
2004-2005
2006-2007
2008-2009
Years

*Water Tech Online*, an internet-based trade journal for the bottled water industry and water

[6] "Transition to Green: Leading the way to a healthy environment, a green economy and a sustainable future" November 2008. Section 7, page 12 <http://www.saveourenvironment.org/assets/transition-to-green-full-report.pdf>

treatment professionals, speaking in regards to the media climate in 2007, said that according to Nielsen reporting, internet activity related to bottled water issues increased by a dramatic 530%, when measured from July 27, 2006 to July 27, 2007. This same report also said that during the period from April to August 2007, 'the industry began to feel the impact of a perfect storm," in part because of an admission at that time by Coca-Cola's competitor PepsiCo that its leading brand of bottled water, Aquafina, a close competitor of Dasani, was sourced from tap water and that the company would begin disclosing that information on its product labels.[7]

Since that time, media interest in bottled water issues, including product quality testing and disclosure has continued at a heightened level. For example, in February 2008 the BBC conducted a major investigative report on the bottled water industry's practices.[8]

**Undermining the Company's reputation**

The management of this issue has implications for the Company's reputation. Consumers International, an international federation of consumer advocacy groups representing millions of consumers, gave Coca-Cola a satirical "Bad Marketing" award for its bottled water brand Dasani. In its rationale, Consumers International said that, "Dasani promotional material gushes with terms like: *'Filtered for purity using state of the art processes'* and *'enhanced with a special blend of minerals for a pure, crisp, fresh taste'*. What is doesn't say quite as loudly is that Dasani comes from the same local municipal reservoirs as the water out of the tap.... advertising which suggests their bottled water is significantly superior to local tap water is misleading."[9]

**Policymakers are bringing these quality, environment and energy issues together in an assault on bottled water.**

Policy makers at the Federal, state and local levels are scrutinizing bottled water for environmental, energy, and quality implications, and are advancing an array of public policy measures geared toward reducing sales of bottled water and ensuring that consumers are better apprised of quality and safety issues. Policymakers are taking executive action as well as proposing legislation to address the cluster of issues raised about bottled water by a wide variety of constituencies.

**Federal**

**The controversy over bottled water has escalated into federal legislative proposals.**

In February 2008, U.S. Congressional Representatives Albert R. Wynn (D-MD) and Hilda L. Solis (D-CA), Chair and Vice-Chair of the House Subcommittee on the Environment and Hazardous Materials, wrote a formal letter calling on the Government Accountability Office to

---

[7] "IBWA Corner: A busy bottled water summer" Water Technology Magazine November 2007 Volume 30, Issue 11. <http://www.watertechonline.com/article.asp?IndexID=6636842>
[8] "Bottled Water: Who needs It?" BBC Panorama February18, 2008 <http://news.bbc.co.uk/2/hi/programmes/panorama/7247130.stm>
[9] "Press Release: Global Consumers Movement announces winners of International Bad Products Awards" Consumers International October 29, 2007 <http://www.consumersinternational.org/Templates/Internal.asp?NodeID=97120>

investigate aspects of the bottled water industry's current practices, including quality testing, reporting, and disclosure.[10]

In September 2008, U.S. Senator Frank J. Lautenberg (D-NJ) convened a Senate Committee hearing to discuss these same issues. In December 2009 he introduced S.2848, "The Bottled Water Safety and Right-to-Know Act." The bill would "amend the Federal Food, Drug, and Cosmetic Act to direct the Secretary of Health and Human Services (HHS) to identify and establish standards for contaminants in bottled water that are at least as protective as standards established by: (1) the Administrator of the Environmental Protection Agency (EPA) for national primary drinking water; or (2) the World Health Organization, the European Union, or the state of California." It would also lead to regulations that require each manufacturer of bottled water to submit reports on its water and display required information on bottle labels, and make such reports available to the public.

Sen. Lautenberg said, "Americans deserve to know what's in their water. Bottled water has become such a big part of our culture that the public has a right to know where it comes from and how it is treated...This bill would make sure they get that information...As long as water is sold in bottles, we must make sure the truth about that water is not bottled along with it"[11]

There are also legislative proposals relating to bottled water in the House. HR 3202, The Water Protection and Reinvestment Act (Wednesday August 12, 2009) proposes excise taxes on bottled water as a revenue source for water infrastructure. According to the sponsor of the bill, Congressman Earl Blumenauer (D-OR), the reason for placing fees on water bottles is that "these products rely on drinking water as their major input and result in both increased flows and increased waste in our waters."[12]

**State Governments are curtailing their spending on bottled water**

Four states – New York, Illinois, Virginia, and Connecticut– are considering or have taken steps to reduce state spending on bottled water due to environmental, energy, and economic concerns regarding bottled water products.

New York's actions in particular stand out: In May of 2009, New York Governor David Paterson issued an executive order directing state agencies to phase out the purchase and use of bottled water, both single-serve bottles and larger-format bottles, making it the furthest reaching

[10] "Bottled water: A murky subject." MarketWatch February 13, 2008, <http://www.marketwatch.com/news/story/bottled-water-labels-misleading-consumers-lawmakers/story.aspx?guid={0F9D379A-1D8B-4C09-8385-86FC34D04E3A}>

[11] "Lautenberg Introduces Bill To Keep Consumers Informed about Bottled Water – Senator Discusses Legislation at Senate EPW Oversight Hearing on Safe Drinking Water" December 8, 2009. January 6, 2010 <http://lautenberg.senate.gov/newsroom/record.cfm?id=320517>

[12] http://blumenauer.house.gov/index.php?option=com_content&task=view&id=1539&Itemid=167#beverages

directive of this type at the state level to date.

Assemblyman Bob Sweeney, Chair of the Environmental Conservation Committee, said: "This will reduce large amounts of plastic container waste, conserve petroleum used in the manufacture of plastic water bottles, and reduce fuel consumption and greenhouse gas emissions resulting from the bottling and transport of the bottled water. By switching from bottled water, State agencies can reduce their environmental impact while also saving tax-payers' dollars."[13]

Virginia Governor Tim Kaine signed "Executive Order 82," on June 10, 2009. The order includes a directive to phase out purchase of single-serve bottled water products with state funds.[14]

Connecticut's State Representative Bye has proposed phasing out Connecticut state spending on bottled water, starting with expenditures for the purchase of bottled water within the state capitol grounds and facilities.[15] Sponsoring Representative Beth Bye stated "Plastic bottles are bad for our environment, and purchased individually, they cost twice as much as a gallon of gasoline. Let's set an example, help our environment, and save taxpayer dollars by tapping into the state's clean, safe and inexpensive tap water."[16]

Illinois' Acting Director of the Department of Central Management Services Maureen O'Donnell issued a memorandum on October 29, 2007 entitled, "Bottled Water," which directs state agencies to phase out the use of bottled water.[17]

These initial actions at the state level have already attracted the attention of other states and state-based organizations. For example, in July 2009, the National Governors Association held an issue briefing in Washington, D.C., regarding New York's executive order and the rationale for phasing out state spending on bottled water.

**Additional state policy activities**

California's Assembly Bill 301, introduced in 2009, **"would require bottled water corporations to disclose the volume and source of water they extract and whether that source is publicly or privately owned"**[18]. The bill saw "endorsements from over 20 conservation and labor organizations, including the East Bay Municipal Utility District, AFSCME, Clean Water Action, the Planning and Conservation League and the California

[13] http://www.state.ny.us/governor/press/press_0505091.html
[14] http://www.governor.virginia.gov/Initiatives/ExecutiveOrders/2009/EO_82.cfm, accessed November 16, 2009
[15] Office of State Representative Beth Bye, Press Release, "Rep. Bye Proposes Ending State Purchasing of Bottled Water at Capitol Building," February 20, 2008, http://www.housedems.ct.gov/Bye/pr019-08.asp#022008 , accessed November 16, 2009.
[16] http://www.housedems.ct.gov/Bye/pr019-08.asp#022008
[17] http://thecapitolfaxblog.com/Watermemo.pdf, accessed November 16, 2009
[18] http://www.foodandwaterwatch.org/press/food-water-watch-sponsored-bottled-water-legislation-passes-state-assembly-committee20090324

Coastkeeper Alliance."

Michigan, Maine, and Vermont enacted new or amended requirements for extracting groundwater for bottled water. For example, in 2006 and 2008, Michigan's safe drinking water act was amended to require, among other things, a permit for a water-bottling operation that uses a new or increased groundwater withdrawal of more than 200,000 gallons per day. [19]
More than five million gallons are removed daily from Florida water sources by at least 22 bottled water companies and sold under a variety of names: Dasani, Deer Park, Zephyrhills, Aquafina. The administration of Florida Governor Charlie Crist is considering imposing a severance fee on water bottlers, a six cent tax on every gallon of water.[20] Michigan is considering a fee of ten cents per bottle of Michigan's water.[21]

Massachusetts House Bill 778 proposed a two-year moratorium on new and expanded commercial water extraction, storage and bottling operations in The Commonwealth Of Massachusetts.[22]

For three consecutive years, the U.S. Conference of Mayors – the largest association of Mayors in the U.S., represented over 1100 elected municipal officials – has passed resolutions at its annual meeting related to concerns about bottled water:

- 2007: Resolution passed calling on the Conference to study the impacts of bottled water on municipal waste, U.S. Conference of Mayors 2007 Resolution "The Importance of Municipal Water," adopted at the June 2007 USCM Annual Summer Meeting, Los Angeles, CA.
- 2008: Resolution passed encouraging mayors to phase out city spending on bottled water "Supporting Municipal Water Systems," adopted at the June 2008 USCM Annual Summer Meeting, Miami, FL.
- 2009: resolution passed calling for a study on how public water systems are compensated for use of their water supplies by water bottlers. "Ensuring Fair and Equitable Use of and Compensation for Municipal Water Systems," adopted at the June 2009 USCM Annual Summer Meeting, Providence, RI.

---

[19] United States Government Accountability Office, "Safety and Consumer Protections Are Often Less Stringent Than Comparable EPA Protections for Tap Water" pg. 27

[20] "Florida Debates Water Tax On Bottlers" NPR March 2009
<http://www.npr.org/templates/story/story.php?storyId=102154551>

[21] "Tap Michigan water supply for education funds?" Detroit Free Press: December 10, 2009.
<http://www.freep.com/article/20091210/NEWS15/91210060/1322/Tap-Michigan-water-supply-for-education-funds>
[22] Filed by Rep. Stephen Kulik, Jan. 14, 2009
*http://www.mass.gov/legis/bills/house/186/ht00/ht00778.htm*

**b. Analysis of Staff precedents and guidelines demonstrate that current resolution addresses a significant social policy issue that transcends ordinary business.**

The company makes much of the fact that a resolution by the proponent that was excluded last year. That resolution focused on consumer information, rather than the array of issues regarding bottled water raised by the current resolution. In last year's decision in *Coca-Cola Company*, (April 21, 2009) the subject matter of the resolution focused solely on the transparency of information to consumers for bottled water products. As such it did not effectively address or encompass the public controversy and debate surrounding bottled water products. Moreover those issues have ripened further in the last year, among other things, with congressional inquiries and legislative proposals. Therefore, it is clear now, with the bottled water issue as framed as it is in this resolution, this issue now represents a significant social policy issue and cannot be found to be excludable as ordinary business.

The company also argues that the resolution is excludable because it involves "fundamental ordinary business matters—modification of the production, delivery and sale of bottled water products." A similar argument was made recently in *Tyson Foods* (November 25, 2009), which the company cited in its challenge as an example of a precedent for exclusion. The day after the Company filed its no action request letter, the Staff granted reconsideration of the prior decision in Tyson Foods. Examination of the rationale in that reconsideration decision is therefore warranted.

The grant of reconsideration in *Tyson Foods* (December 15, 2009) may be one of the best indicators yet of the Staff's thinking regarding what it takes for an issue to transcend ordinary business as a significant social policy issue. The criteria for a significant social policy issue cited by the proponent in Tyson Foods included public controversy surrounding the issue, as demonstrated by indicia such as media coverage, regulatory activity, high level of public debate and legislative or political activity.

The *Tyson Foods* resolution asked the board of directors to adopt a policy and practices for both Tyson's own hog production and its contract suppliers of hogs to phase out the routine use of animal feeds that contain certain antibiotics and to implement certain animal raising practices. The proposal also requested a report on the timetable and measures for implementing the policy and annual publication of data on the use of antibiotics in the feed given to livestock owned or purchased by Tyson.

In its initial no action letter (Nov. 25, 2009), the staff granted an ordinary business exclusion, noting parenthetically that the resolution related to "the choice of production methods and decisions relating to supplier relationships." The no action letter stated further, "In this regard, we note that the proposal concerns the use of antibiotics in raising livestock." However, on appeal to Meredith Cross, Director, Division of Corporation Finance, the no action decision was reversed. Thomas J. Kim, Chief Counsel & Associate Director of the Division granted the reconsideration, noting:

> At this time, in view of the widespread public debate concerning antimicrobial resistance and the increasing recognition that the use of antibiotics in raising livestock raises significant policy issues, it is our view that proposals relating to the use of antibiotics in raising livestock cannot be considered matters relating to a meat producer's ordinary business operations. In arriving at this position, we note that since 2006, the European Union has banned the use of most antibiotics as feed additives and that Legislation to prohibit the non-therapeutic use of antibiotics in animals absent certain safety findings relating to antimicrobial resistance has recently been introduced in Congress. Accordingly, we do not believe that Tyson may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(7).

Thus, in *Tyson Foods* the developments leading to the subject matter of a proposal being treated as a transcendent, nonexcludable social policy issue included emerging **restrictions on markets**, and a **legislative proposal pending in Congress**. In the current case, the same kinds of developments are occurring within the public sphere including decisions by states not to buy bottled water, consumer abandonment of bottled water products due to recognition of the environmental and energy costs as well as the lack of quality differential compared with tap water, and legislative proposals in Congress to tighten regulation of these products.

**2. The proposal is properly focused at a very broad policy level and does not seek to micro – manage the Company.**

The Company claims that the Proposal is excludable as ordinary business because it allegedly seeks to micro-manage the Company's day-to-day affairs. The Company attempts to spin the plain meaning of the Proposal by greatly exaggerating what it asks of the Company. The resolved clause merely asks the Company to issue "a report, at reasonable expense and excluding proprietary information, discussing policy options to respond to the public concerns described above regarding bottled water, including, but not limited to, the options of providing additional information to consumers, or further modifying the production, delivery or sale of bottled water products so as to minimize environmental and energy impacts."

This is a request for a report that is appropriately focused at a high level, asking the logical question from the standpoint of investors regarding what the company can do on a policy basis to respond to the cluster of policy issues and challenges being raised regarding bottled water. This might entail an array of possible policy decisions regarding how and where the company produces or delivers its bottled water products so as to counteract the controversy facing the products regarding relative environmental and energy impacts, and about comparative quality compared with tap water.

In support of their assertion of micromanagement, the Company cites precedents where either the staff had concluded that the subject matter involved was not a significant enough social policy issue, or that a significant social policy issue lacked sufficient nexus to the company's business, or that the resolution sought to impermissibly micromanage the company.

Taking the other precedents cited by the company one by one, we can see that *Campbell Soup Company* (August 28, 2009) crossed a micromanagement boundary by focusing on ***advertising practices*** of the company.

The *Wal-Mart* (March 24, 2006) and *Best Buy* (March 21, 2008) decisions can best be understood as examples of where the staff concluded that regardless of whether there was a social policy issue involved regarding toxic substances in products or environmental impacts of paper production decisions, the issues in question **lacked sufficient nexus** to the companies, as retailers. To put it another way, the staff conclusion as retailers the companies were not well situated to address the challenges raised. The same problem was true from the staff's perspective with *Home Depot* (March 4, 2009), *Family Dollar Stores, Inc.* (November 6, 2007) and *Walgreen Co.* (October 13, 2006) all of which we understand were treated as excludable, despite the existence of a social policy issue, because the staff was of the view that there was insufficient nexus between retail companies' core business issues and control of toxic chemicals in products. The company also cites *General Electric Co.* (February 10, 2000) where the resolution requested that a particular accounting technique be discontinued and thus involved a clear case of micromanagement.

Notably, *Tyson Foods* involved an instance where the core argument by the company was that "the choice of production methods and decisions relating to supplier relationships" were too close to the day-to-day choices of managing the company, essentially a micromanagement issue. Similarly, in the present case, the Company asserts that the resolution relates to "fundamental ordinary business matters—modification of the production, delivery and sale of bottled water products." While such issues might be ordinary business in the absence of public controversy, as addressed in the resolution they are transcended by the public debate and controversy surrounding such products.

In the instance of the present resolution, the many environmental policy precedents cited earlier in this letter are relevant in demonstrating that complicated environmental challenges can be addressed in a resolution at a policy level without becoming an issue of excludable micromanagement. Because, in the present instance, the core public policy challenges facing the Company transcend ordinary business, the nexus of the social policy challenges to the Company's business is clear, and the request of the resolution is at a policy level that does not micromanage, the resolution is not excludable under the ordinary business exclusion of Rule 14a-8(i)(7).

## Conclusion

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Alice de V. Perry
Sharon P. Nixon, Securities Counsel, The Coca-Cola Company

*The Coca-Cola Company*

Sharon P. Nixon
Securities Counsel
Office of the Secretary
Email: snixon@na.ko.com

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2973
Fax: (404) 598-2973

**Rule 14a-8(i)(7)**

December 14, 2009

*VIA EMAIL (shareholderproposals@sec.gov)*

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: The Coca-Cola Company – Notice of Intent to Omit from Proxy Materials Shareholder Proposal Submitted by Alice de V. Perry and Eleanor G. Hand**

Ladies and Gentlemen:

The Coca-Cola Company, a Delaware corporation (the "Company"), submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") received from Alice de V. Perry and co-filer, Eleanor G. Hand[1] (collectively, the "Proponents") from its proxy materials for its 2010 Annual Meeting of Shareowners ("2010 Proxy Materials"). The Proposal was received by the Company on November 3, 2009. The Company requests confirmation that the Division of Corporation Finance (the "Staff) will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(7) under the Exchange Act.

A copy of the Proposal and all related correspondence are attached as Exhibit 1. In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov. Copies of this letter and its attachments are being sent simultaneously to the Proponents and the Proponents' representatives as notice of the Company's intent to omit the Proposal from the 2010 Proxy Materials as required by Rule 14a-8(j).

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they submit to the Commission or the Staff. Accordingly, we are requesting that the Proponents send a copy of any correspondence that the Proponents submit to the Commission or the Staff with respect to the Proposal to the Company using the contact information provided above.

The Company currently intends to file definitive copies of its 2010 Proxy Materials with the Commission on or about March 5, 2010.

[1] Ms. Hand submitted a proposal that is identical to the Proposal and noted in her correspondence that Alice de V. Perry is to serve as the Primary Filer. A copy of Ms. Hand's proposal and all related correspondence are set forth in Exhibit 2.

**Summary of the Proposal**[2]

The Proposal requests that the Company publish a report discussing policy options for further modifying the production, delivery or sale of bottled water products to minimize environmental and energy impacts and options of providing additional information to consumers regarding bottled water.

**The Proposal is Excludable Pursuant to Rule 14a-8(i)(7) Because the Proposal Involves Matters that Relate to the Ordinary Business Operations of the Company.**

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." The Commission has acknowledged that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *SEC Release No. 34-40018* (May 21, 1998) (the "1998 Release").

The 1998 Release established two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

In addition, it is well settled that a shareholder proposal that calls on the board of directors to issue a report to shareholders is excludable under Rule 14a-8(i)(7) as relating to an ordinary business matter if the subject matter of the report relates to the company's ordinary business operations. See *SEC Release No. 34-20091* (August 16, 1983). Accordingly, the Commission has consistently permitted the exclusion of shareholder proposals that request the issuance of a report where the subject matter of the requested report relates to an ordinary business matter. See *Campbell Soup Company* (August 21, 2009) (allowing exclusion of a proposal seeking to dictate how a company advertises its products); *The Coca-Cola Company* (January 21, 2009; reconsideration denied, April 21, 2009) (allowing exclusion of a proposal to provide a report evaluating new or expanded options to enhance the transparency of information to consumers of bottled beverages produced by the company above and beyond any requirements of law or regulation); *Wal-Mart Stores, Inc.* (March 24, 2006) (allowing exclusion of a proposal seeking a report on the company's policies and procedures for minimizing customer exposure to toxic substances in products); and *Best Buy Co., Inc.* (March 21, 2008) (allowing exclusion of a proposal requesting a report on sustainable paper purchasing policies).

*The Proposal Inappropriately Infringes Upon Fundamental Management Tasks and Seeks to Micro-Manage the Business*

We believe that the Proposal raises both of the above-described policy considerations. The Company is the world's largest beverage company. We have a nonalcoholic beverage portfolio of over 500 brands and more than 3,000 beverage products, which include sparkling drinks and still beverages such as waters, juices and juice drinks, teas, coffees, sports drinks and energy drinks. Finished beverages bearing our trademarks are sold in more than 200 countries. Our beverages come to market through the Coca-Cola System, which is comprised of our Company and over 300 bottling partners worldwide.

[2] The entire Proposal is set forth in Exhibit 1 to this letter.

The Proposal is excludable under the ordinary business exclusion in Rule 14a-8(i)(7) as it involves fundamental ordinary business matters – modification of the production, delivery and sale of bottled water products. As a manufacturing company, the key fundamental matters surrounding our management's day-to-day operation of the business are (1) production/manufacturing (2) delivery/distribution and (3) sale of various beverage products, including bottled water. Each of these critical stages of our daily business operations is very complex and involves multiple parties within the Coca-Cola System.

We are a global business that operates on a local scale, in every community where we do business. As mentioned above, our beverages come to market through the Coca-Cola System. Specifically, our Company manufactures and sells concentrates, beverages and syrups to our bottling partners around the world, owns the brands and is responsible for consumer brand marketing initiatives (i.e. providing sales support for our customers, e.g. stores, restaurants, vending partners, etc.). Our bottling partners, most of which are independently-owned, manufacture, package, merchandise and distribute the final branded beverages to our customers and vending partners, who then sell our products to consumers.

Bottled water is just one of the categories of the various beverages that we produce and in 2008 comprised 11% of the Company's beverage portfolio. In addition, we are subject to several independent agreements pursuant to which we manufacture and distribute bottled water of other companies. The production, distribution and sale of bottled water are not carried out in isolation and cannot be reviewed separately. These critical operating functions of our bottled water business are part of a complex Coca-Cola System analysis that is applicable to the production, distribution and sale of all 3,000 of our beverage products that are produced around the world.

In addition, the production, distribution and sale of many of our Company's products both inside and outside of the United States are subject to various food, ingredients, labeling, safety, environmental, and consumer protection laws.

Based on the intricacies of the Coca-Cola System, the third-party bottled water agreements and relationships, the international scope of the Company's operations, and the various applicable U.S. and international laws, changes to our production, delivery, labeling or sale of our bottled water products – key components that impact our day-to-day bottled water business operations – involve very complex legal, business, cultural, internal and external considerations, with the environmental and energy impacts being only two of the considerations. The range of factors to be considered are outside the knowledge and expertise of shareholders and are exactly of the nature reserved for the Company's management. Such day-to-day business matters should rest with management as they are fundamental to management's ability to control the operations of the Company.

The Proposal also seeks to micro-manage a key component of our day-to-day business operations. The Proposal seeks to regulate the scope and content of publicly available information concerning the Company's products. Specifically, the Proposal requests that the Company prepare a report on the "options of providing additional information to consumers regarding bottled water". Implicit in this request is that the Company provide information above and beyond applicable regulatory requirements. The requested report, describing alternative policies that might be available to the Company regarding product information disclosure, would include complex and intricate detail, including scientific information, regarding routine business matters that are outside the knowledge and expertise of shareholders. Giving shareholders the ability to participate in these business decisions would constitute micro-management of the Company's business. Decisions regarding product content information, particularly beyond applicable regulatory requirements, involve the type of day-to-day operational oversight of a company's business that the ordinary business exclusion in Rule 14a-8(i)(7) was meant to address.

*Social Policy Issue Exception Not Applicable*

We are aware of the social policy issue exception to the ordinary business exclusion and that proposals focusing sufficiently on significant social policy issues are generally not excludable. See Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"). The Staff noted in SLB 14C that, in determining whether the proposal involves a matter of significant social policy, the Staff considers "both the proposal and the supporting statement as a whole." While the Proposal's supporting statement expresses concern about the growth in consumption of bottled water and the environmental cost of bottled water, the focus of the Proposal is on the production, delivery, labeling and sale of products and product information disclosure. The underlying intent of the Proposal is shown by the supporting statement in which the Proponents make repeated references to quality testing and "purity" disclosures for bottled water products. Therefore, while couched in terms of a social policy issue, namely to minimize the environmental and energy impacts of bottled water, the Proponents' primary concern seems to be that the content and source of our bottled water should be disclosed to consumers in greater detail. The Staff has previously agreed that these concerns are a matter of ordinary business. See *The Coca-Cola Company* (January 21, 2009; reconsideration denied, April 21, 2009).

To the extent that the Proposal now suggests that our bottling process raises environmental or energy issues, it seeks to probe into complex issues and considerations that involve the Company's ordinary business operations. While the Company recognizes the importance of minimizing its environmental and energy impacts, any environmental efficiency efforts regarding energy management and the production, delivery and sale of bottled water would involve multi-faceted national and international business, legal, scientific and technical considerations. Indeed, in the introductory statement to the Proposal, the Proponents acknowledge that "the company has reduced the weight of Dasani brand water bottles and has taken other steps to reduce energy use." The Proponents should not be permitted to seek shareholder oversight of such ordinary business matters associated with the Company's business by simply asserting that they are motivated by environmental and health concerns.

We also note that the Staff has not objected to excluding a shareholder proposal that incidentally raises a public policy issue when the substance of the proposal relates to a company's day-to-day business. See *The Home Depot* (March 4, 2009)(allowing exclusion of a proposal requesting a report on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and other toxins in its private label n:vision brand products); *The Coca-Cola Company* (cited above); *Wal-Mart Stores, Inc.* (March 11, 2008)(allowing exclusion of a proposal requesting that the company publish a report on the company's policies on nanomaterial product safety); *Family Dollar Stores, Inc.* (November 6, 2007) (allowing exclusion of a proposal requesting a report evaluating the company's policies and procedures for minimizing customers' exposure to toxic substances and hazardous components in its marketed products); and *Walgreen Co.* (October 13, 2006) (allowing exclusion of a proposal requesting a report that would characterize the levels of dangerous chemicals in the company's products and describe options for new ways to improve the safety of the company's products). In each of the foregoing matters, the Staff did not object to excluding the proposal because the proposal related to day-to-day company activities, regardless of the fact that such day-to-day activities could be tied to larger social issues.

The Company firmly believes that the entire subject of the Proposal relates to its ordinary business operations. However, if even a portion of the Proposal implicates an "environmental or public health" issue, it is properly excludable under Rule 14a-8(i)(7). In order to fit within the social policy issue exception, the entire Proposal must fall within the exception. See *Tyson Foods, Inc.* (November 25, 2009)(allowing exclusion of a proposal requesting the company to adopt policies regarding the use of antibiotics in its hog operations); *International Business Machines* (January 9, 2008)(allowing exclusion of a proposal requesting a report on the potential for damage to the company's name and reputation as a result of sourcing products and services from the People's Republic of China); and *General Electric Company* (February 10, 2000)(proposal requesting that a particular accounting technique be discontinued). The very first sentence of the Proposal indicates that the Proposal is intended to address the "quality" and the "social impact" of our bottled water products as well as the energy and environmental impacts. These subjects have no relation to any significant social policy issue.

For the foregoing reasons, it is our view that the Company may exclude the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(7).

**Conclusion**

For the reasons set forth above, the Company hereby respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the 2010 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to issuance of the Staff's response.

Should the Staff have any questions regarding this matter, please feel free to call me at (404) 676-2973.

Sincerely,



Sharon P. Nixon
Securities Counsel

cc: Alice de V. Perry
Mark Hays, Corporate Accountability International
Eleanor G. Hand
Rian Fried, Clean Yield Asset Management
Gloria K. Bowden
Carol C. Hayes
Mark E. Preisinger

Attachments

**Exhibit 1**

**Copy of the Alice de V. Perry Proposal**
**and**
**Correspondence**



**Fw: Shareholder Resolution 2010**

SHAREOWNER SERVICES to: Karen Danielson, Gloria Bowden, Mark E. Preisinger, Jane A. Kamenz 11/04/2009 09:17 AM

Cc: Helen Kent

The e-mail messge below from The Rev. Dr. Alice de V. Perry and attached shareowner proposal was received this morning. We have received her proof of ownership by fax.

Priscilla

Shareowner Services
The Coca-Cola Company



----- Forwarded by SHAREOWNER SERVICES/US/NA/TCCC on 11/04/2009 09:13 AM -----

| | |
|---|---|
| From: | Allie Perry *** FISMA & OMB Memorandum M-07-16 *** |
| To: | SHAREOWNER SERVICES/US/NA/TCCC@TCCC |
| Date: | 11/03/2009 10:32 PM |
| Subject: | Shareholder Resolution 2010 |

The Rev. Dr. Alice de V. Perry

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Carol Crofoot Hayes
Associate General Counsel and Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

November
3rd, 2009

Dear Ms. Hayes,

As a long-time shareholder of Coca-Cola, I am concerned that the relative quality and social, energy, and environmental impacts of bottled water in comparison to tap water have become a major public issue, and that this may have subsequent effects on Coca-Cola's valued reputation and performance over the long-term.

Therefore, as the beneficial owner of 328 shares of Coca-Cola common stock, I hereby submit the attached shareholder proposal for inclusion in the next proxy statement and consideration at the 2010 shareholder meeting in accordance with Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

I have held these shares for more than one year and intend to hold the stock until at least the next annual meeting. Proof of ownership will be provided to you by separate correspondence from Howard Cowan of Fiduciary Trust, Boston.

The resolution asks the Company to publish a report, at reasonable expense and excluding proprietary information, discussing policy options to respond to the public concerns described in the resolution regarding bottled water, including, but not limited to, the options of providing additional information to consumers, or further modifying the production, delivery or sale of bottled water products so as to minimize environmental and energy impacts.

Please copy all correspondence pertaining to this proposal to Mark Hays, Corporate Accountability International, 10 Milk St., Suite 610, Boston, MA 02108.

Respectfully,

The Rev. Dr. Alice de V. Perry



The Bottled Water Issue - Shareholder Resolution 2010.doc

**The Bottled Water Issue**

Whereas, the relative quality and social, energy, and environmental impacts of bottled water in comparison to tap water have become a major public issue;

- A June 20, 2008 *New York Times* article "Bottles Bottles Everywhere, Amid the Drops We Drink" notes that a New York City Council decision to stop purchasing bottled water was "part of a nationwide movement against the growth in consumption of bottled water."
- A September 10, 2008 *Los Angeles Times* article "Grace Restaurant to Stop Serving Bottled Water" noted that, "The environmental cost of bottled water is becoming an increasingly hot-button issue as the race for the White House pivots around renewable energy versus off-shore drilling."

These concerns have spurred action by public policy makers and other industry players:

- On July 10, 2009, the U.S. House Subcommittee on Oversight and Investigation, part of the House Energy and Commerce Committee, convened a hearing on gaps in government oversight and industry practices regarding product labeling and quality testing disclosure for bottled water products;
- At this hearing, a focal point was a Government Accountability Office (GAO) study requested by Congress which found that "the information provided to consumers by bottlers [about bottled water quality testing and sourcing] is less than what EPA requires of public water systems," and that "consumers may benefit from such additional information";
- In conjunction with this hearing, members of Congress escalated this inquiry by contacting major U.S. water bottlers, including our Company, formally requesting information regarding water quality controls, breaches in water quality and the names and locations of each company's water sources;
- An October 17, 2008 *New York Times* editorial "Water and What Else" stated that public water supplies' water quality reports "are not always as helpful as they should be...but at least they are readily available, and the same details should be publicly available for bottled water...for the extra cost and the promise of added purity...consumers should be able to see certified data that prove it";
- Coca-Cola's major competitors, Pepsi and Nestle, have changed the labels of tap-water-based brands Aquafina and Pure Life to clearly indicate at the point of sale that their water is sourced from public water utilities, while Coca-Cola has failed to take similar action;

Although the company has reduced the weight of Dasani brand water bottles and has taken other steps to reduce energy use, studies show bottled water consumes much more energy than tap water. A 2009 study published in *Environmental Research Letters* found that bottled water uses as much as 2000 times the energy of tap water;

**Resolved:**
Shareholders ask the company to publish a report, at reasonable expense and excluding proprietary information, discussing policy options to respond to the public concerns described above regarding bottled water, including, but not limited to, the options of providing additional information to consumers, or further modifying the production, delivery or sale of bottled water products so as to minimize environmental and energy impacts.

# FIDUCIARY TRUST

November 4, 2009

* Via Email *
shareownerservices@na.ko.com

VIA FACSIMILE
(404) 676-8409
Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

To Whom It May Concern:

This letter verifies that Fiduciary Trust acts as custodian for Alice de V. Perry, of FISMA & OMB Memorandum M-07-16 *** FISMA & OMB Memorandum M-07-16 *** , and holds on her behalf 328 shares of The Coca-Cola Company common stock. Ms. Perry has continuously held these shares since November 6, 2005.

Sincerely,



Howard S. Cowan CFP ®
Vice President

hcowan@fiduciary-trust.com
617-574-3420

Cc: Ms. Alice Dev. Perry

**Exhibit 2**

**Copy of the Eleanor G. Hand Proposal**
**and**
**Correspondence**

# FAX

**To: Office of the Secretary**
**The Coca-Cola Corporation**
**Fax #: (404) 676-8409**

**From: Eleanor G. Hand,**
**Shareowner**

*** FISMA & OMB Memorandum M-07-16 ***

**Date: November 4, 2009**

**Re: Filing the attached shareowner resolution: The Bottled Water Issue**

**Pages: 10, including this cover**

---

The attached documents comprise a co-filing of a shareholder resolution that I, or a designee, intend to present at the Coca-Cola Annual General meeting in the spring of 2010.

As noted in the attached letter, this resolution is identical to that being proposed by Alice de V. Perry of & OMB Memorandum M who is serving as lead filer of the resolution.

Proof of my long-time beneficial ownership of 1,233 voting shares of Coca-Cola are attached.

Thank you for addressing this matter.

RECEIVED
NOV 04 2009
Office of the Secretary

*Eleanor G. Hand*

*** FISMA & OMB Memorandum M-07-16 ***

November 4, 2009

Ms. Carol Crofoot Hayes,
Corporate Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Re: Shareholder resolution entitled "The Bottled Water Issue".

Dear Ms. Hayes:

I am the beneficial owner of 1,233 voting shares of Coca-Cola Co. stock. I have held these shares for many years and have instructed my portfolio manager to maintain a substantial position in the stock through the company's annual meeting next spring. Proof of ownership is included.

In my capacity as a shareholder, I am hereby filing the captioned resolution, which is attached. *Please note that this resolution is the same as that filed by Alice de V. Perry of* FISMA & OMB Memorandum M-07-16 *who will serve as Primary Filer.*

Further, please note that I have authorized Clean Yield Asset Management, Inc., of Greensboro, Vermont, to act on my behalf with regard to all matters relative to this shareholder resolution including dialogue with company officials and serving as my legal proxy at the annual shareholders' meeting.

Kindly address any correspondence relative to this shareholder resolution directly to Clean Yield at the following address:

Clean Yield Asset Management
Attn: Rian Fried or Richard Hausman
4 Garvin Hill Road P.O. Box 117
Greensboro, VT 05841

| | |
|---|---|
| Telephone: | 802-533-7178 |
| Fax: | 802-533-2907 |
| E-mail: | rian@cleanyield.com |

Thank you for addressing this matter and noting the delegation of shareowner rights.

Sincerely,



Eleanor G. Hand

11/4/09

Date

cc: Rian Fried, Pres., Clean Yield Asset Management
Mark Hays, Corporate Accountability International
Julie Wokaty, Interfaith Center for Corporate Responsibility

Enc: Shareholder resolution

## The Bottled Water Issue

Whereas, the relative quality and social, energy, and environmental impacts of bottled water in comparison to tap water have become a major public issue;

- A June 20, 2008 New York Times article "Bottles Bottles Everywhere, Amid the Drops We Drink" notes that a New York City Council decision to stop purchasing bottled water was "part of a nationwide movement against the growth in consumption of bottled water."
- A September 10, 2008 *Los Angeles Times* article "Grace Restaurant to Stop Serving Bottled Water" noted that, "The environmental cost of bottled water is becoming an increasingly hot-button issue as the race for the White House pivots around renewable energy versus off-shore drilling."

These concerns have spurred action by public policy makers and other industry players:

- On July 10, 2009, the U.S. House Subcommittee on Oversight and Investigation, part of the House Energy and Commerce Committee, convened a hearing on gaps in government oversight and industry practices regarding product labeling and quality testing disclosure for bottled water products;
- At this hearing, a focal point was a Government Accountability Office (GAO) study requested by Congress which found that "the information provided to consumers by bottlers [about bottled water quality testing and sourcing] is less than what EPA requires of public water systems," and that "consumers may benefit from such additional information";
- In conjunction with this hearing, members of Congress escalated this inquiry by contacting major U.S. water bottlers, including our Company, formally requesting information regarding water quality controls, breaches in water quality and the names and locations of each company's water sources;
- An October 17, 2008 *New York Times* editorial "Water and What Else" stated that public water supplies' water quality reports "are not always as helpful as they should be…but at least they are readily available, and the same details should be publicly available for bottled water…for the extra cost and the promise of added purity…consumers should be able to see certified data that prove it";
- Coca-Cola's major competitors, Pepsi and Nestle, have changed the labels of tap-water-based brands Aquafina and Pure Life to clearly indicate at the point of sale that their water is sourced from public water utilities, while Coca-Cola has failed to take similar action;

Although the company has reduced the weight of Dasani brand water bottles and has taken other steps to reduce energy use, studies show bottled water consumes much more energy than tap water. A 2009 study published in Environmental Research Letters found that bottled water uses as much as 2000 times the energy of tap water;

**Resolved:**
Shareholders ask the company to publish a report, at reasonable expense and excluding proprietary information, discussing policy options to respond to the public concerns described above regarding bottled water, including, but not limited to, the options of providing additional information to consumers, or further modifying the production, delivery or sale of bottled water products so as to minimize environmental and energy impacts.

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. DRAWER 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

November 12, 2009

***By Certified Mail, Return Receipt Requested***

Ms. Eleanor G. Hand

*** FISMA & OMB Memorandum M-07-16 ***

Re: Proposal for Action at the 2010 Annual Meeting of Shareowners

Dear Ms. Hand:

Ms. Carol Crofoot Hayes, Associate General Counsel and Secretary of The Coca-Cola Company (the "Company"), provided me with a copy of your fax cover sheet dated November 4, 2009 addressed to the Office of the Secretary and your letter dated November 4, 2009 addressed to her. The fax cover sheet and letter were received on November 4, 2009 and a copy of each is attached.

In your fax cover sheet and letter you represented yourself as being a co-filer of a shareholder proposal that is identical to a proposal submitted for inclusion in the Company's proxy statement for its 2010 Annual Meeting of Shareowners by Alice de V. Perry. Please confirm in writing that you submitted the shareholder proposal enclosed with your letter of November 4, 2009 pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 for inclusion in the Company's proxy statement for its 2010 Annual Meeting of Shareowners.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following procedural and eligibility deficiencies in your letter:

1. You did not include any information to prove that you have continuously held, for at least one year prior to the date you submitted your proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list you as a registered holder of shares of Company Common Stock. Since you are not a registered holder of shares of Company Common Stock, Rule 14a-8(b)(2) [Question 2] tells you how to prove your eligibility (for example if your shares are held indirectly through your broker or bank).

2. You did not include a statement that you intend to continue to hold such shares of Company Common Stock through the date of 2010 Annual Meeting of Shareowners, as required by Rule 14a-8(b)(2) [Question 2].

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If you do not do so, we may exclude your proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8. To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@na.ko.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,



A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Carol C. Hayes
Mark Preisinger
Rian Fried, Clean Yield Asset Management

# FAX

**To:** **Office of the Secretary**
**The Coca-Cola Corporation**
**Fax #: (404) 676-8409**

**From: Eleanor G. Hand,**
**Shareowner**

*** FISMA & OMB Memorandum M-07-16 ***

**Date: November 4, 2009**

**Re:** **Filing the attached shareowner resolution: The Bottled Water Issue**

**Pages: 10, including this cover**

---

The attached documents comprise a co-filing of a shareholder resolution that I, or a designee, intend to present at the Coca-Cola Annual General meeting in the spring of 2010.

As noted in the attached letter, this resolution is identical to that being proposed by Alice de V. Perry of FISMA & OMB Memorandum who is serving as lead filer of the resolution.

Proof of my long-time beneficial ownership of 1,233 voting shares of Coca-Cola are attached.

Thank you for addressing this matter.

*Eleanor G. Hand*

*** FISMA & OMB Memorandum M-07-16 ***

November 4, 2009

Ms. Carol Crofoot Hayes,
Corporate Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Re: Shareholder resolution entitled "The Bottled Water Issue".

Dear Ms. Hayes:

I am the beneficial owner of 1,233 voting shares of Coca-Cola Co. stock. I have held these shares for many years and have instructed my portfolio manager to maintain a substantial position in the stock through the company's annual meeting next spring. Proof of ownership is included.

In my capacity as a shareholder, I am hereby filing the captioned resolution, which is attached. *Please note that this resolution is the same as that filed by Alice de V. Perry* of FISMA & OMB Memorandum M-07-16 *who will serve as Primary Filer.*

Further, please note that I have authorized Clean Yield Asset Management, Inc., of Greensboro, Vermont, to act on my behalf with regard to all matters relative to this shareholder resolution including dialogue with company officials and serving as my legal proxy at the annual shareholders' meeting.

Kindly address any correspondence relative to this shareholder resolution directly to Clean Yield at the following address:

Clean Yield Asset Management
Attn: Rian Fried or Richard Hausman
4 Garvin Hill Road P.O. Box 117
Greensboro, VT 05841

Telephone: 802-533-7178
Fax: 802-533-2907
E-mail: rian@cleanyield.com

Thank you for addressing this matter and noting the delegation of shareowner rights.

Sincerely,

Eleanor G. Hand 11/4/09

Eleanor G. Hand Date

cc: Rian Fried, Pres., Clean Yield Asset Management
Mark Hays, Corporate Accountability International
Julie Wokaty, Interfaith Center for Corporate Responsibility

Enc: Shareholder resolution

**The Bottled Water Issue**

Whereas, the relative quality and social, energy, and environmental impacts of bottled water in comparison to tap water have become a major public issue;

- A June 20, 2008 New York Times article "Bottles Bottles Everywhere, Amid the Drops We Drink" notes that a New York City Council decision to stop purchasing bottled water was "part of a nationwide movement against the growth in consumption of bottled water."
- A September 10, 2008 *Los Angeles Times* article "Grace Restaurant to Stop Serving Bottled Water" noted that, "The environmental cost of bottled water is becoming an increasingly hot-button issue as the race for the White House pivots around renewable energy versus off-shore drilling."

These concerns have spurred action by public policy makers and other industry players:

- On July 10, 2009, the U.S. House Subcommittee on Oversight and Investigation, part of the House Energy and Commerce Committee, convened a hearing on gaps in government oversight and industry practices regarding product labeling and quality testing disclosure for bottled water products;
- At this hearing, a focal point was a Government Accountability Office (GAO) study requested by Congress which found that "the information provided to consumers by bottlers [about bottled water quality testing and sourcing] is less than what EPA requires of public water systems," and that "consumers may benefit from such additional information";
- In conjunction with this hearing, members of Congress escalated this inquiry by contacting major U.S. water bottlers, including our Company, formally requesting information regarding water quality controls, breaches in water quality and the names and locations of each company's water sources;
- An October 17, 2008 *New York Times* editorial "Water and What Else" stated that public water supplies' water quality reports "are not always as helpful as they should be...but at least they are readily available, and the same details should be publicly available for bottled water...for the extra cost and the promise of added purity...consumers should be able to see certified data that prove it";
- Coca-Cola's major competitors, Pepsi and Nestle, have changed the labels of tap-water-based brands Aquafina and Pure Life to clearly indicate at the point of sale that their water is sourced from public water utilities, while Coca-Cola has failed to take similar action;

Although the company has reduced the weight of Dasani brand water bottles and has taken other steps to reduce energy use, studies show bottled water consumes much more energy than tap water. A 2009 study published in Environmental Research Letters found that bottled water uses as much as 2000 times the energy of tap water;

**Resolved:**

Shareholders ask the company to publish a report, at reasonable expense and excluding proprietary information, discussing policy options to respond to the public concerns described above regarding bottled water, including, but not limited to, the options of providing additional information to consumers, or further modifying the production, delivery or sale of bottled water products so as to minimize environmental and energy impacts.

# FAX

**To:** **The Coca-Cola Company**
**Attn: A. Jane Kamenz**
**Securities Counsel**
**(404) 598- 2187 (fax)**

**From:** **Eleanor G. Hand**
**Coca-Cola Company shareowner**
*** FISMA & OMB Memorandum M-07-16 ***

**Date:** **November 24, 2009**

**Re:** **Shareowner proposal entitled "The Bottled Water Issue"**

**Pages:** **2, including this page**

---

**Please find the attached letter in response to your letter to me notifying me of deficiencies in my co-filing of the captioned shareowner proposal.**

**For the record, you'll note that I received your certified letter on Thursday, Nov 19, 2009, after returning from vacation.**

EGH

**Ms. Eleanor G. Hand**

*** FISMA & OMB Memorandum M-07-16 ***

**Nov 24, 2009**

**The Coca-Cola Company**
**A. Jane Kamenz, Securities Counsel**
**NAT 2136, P.O. Box 1734**
**One Coca-Cola Plaza**
**Atlanta, Georgia 30301**

**Re: Shareowner resolution entitled "The Bottled Water Issue"**

**Dear Ms. Kamenz:**

**I received your certified letter only on Thursday, November 19, after returning from vacation. The letter indicated deficiencies in my co-filing of the captioned shareowner resolution. In view of the deficiencies you cite, it occurs to me that you may not have received a packet I FedEx'ed to accompany the fax.**

**In any event, this letter will confirm that it is indeed my intent to co-file the resolution pursuant to Rule 14a-8 of the Securities and Exchange Act of 1934.**

**Also, please note that it is my full intent to maintain a position of at least $2,000 of Coca-Cola shares up to and through the company's annual general meeting in 2010. I have instructed my portfolio manager, Rian Fried of Clean Yield Asset Management, to maintain my holdings accordingly.**

**Finally, I have authorized Charles Schwab & Co., the holder of record of my shares, to disclose my beneficial ownership to you and to fax a letter to you certifying those holdings are in excess of $2,000 and have been held continuously for more than a year (since 2001, in fact). Barring unforeseen circumstances, you will receive the faxed document today or tomorrow.**

**Kindly inform me** *** FISMA & OMB Memorandum M-07-16 *** **or Richard Hausman of Clean Yield (802) 533-7178 if there are any continuing deficiencies in this filing.**

**Your truly,**



**Eleanor G. Hand**

Cc: Rian Fried and Richard Hausman, Clean Yield Asset Management
Charles Schwab, Team #1, New England



DATE

# of pages including cover sheet

TO A. JANE KAMENZ
COMPANY THE COCA COLA COMPANY

RE

Phone
Fax Phone 404-598-2187

FROM Devin Charlesworth
Schwab Institutional
New England Team

Phone 1-877-735-6340
Fax Phone 1-877-806-4121

REMARKS: ☐ Urgent ☐ For your review ☐ Reply ASAP ☐ Please Comment *charles* SCHWAB

November 25, 2009

The Coca-Cola Company
Attn: A. Jane Kamenz, Securities Counsel
Fax No.: (404) 598-2187

RE: ELEANOR G HAND/ Account #*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

Charles Schwab & Co., Inc. currently holds 1233 shares of Coca Cola Company (KO) common stock on behalf of our client, ELEANOR G HAND. These shares have been continuously held by ELEANOR G HAND for the 13-month period prior to this date.

Sincerely,



Devin Charlesworth
Relationship Specialist
Schwab Advisor Services